UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D
                              (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                             TO RULE 13d-2(a)
                            (Amendment No. 29)*


                        First Financial Fund, Inc.
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                320228109
                              (CUSIP Number)

                         Stephen C. Miller, Esq.
                           Krassa & Miller, LLC
                       1680 38th Street, Suite 800
                         Boulder, Colorado  80301
                             (303) 444-5483
         (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                            November 8, 2002

        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




------------------------------------------------------------------------------
CUSIP No. 320228 10 9
------------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B
------------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)
------------------------------------------------------------------------------

3.	SEC Use Only
------------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	WC  OO
------------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		South Dakota
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Number of		7.	Sole Voting Power		1,795,100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,795,100
Person With
			10.	Shared Dispositive Power
------------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,795,100
------------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
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13.	Percent of Class Represented by Amount in Row (11)  	7.60%
------------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		OO
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------------------------------------------------------------------------------
CUSIP No. 320228 10 9
------------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B
------------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)
------------------------------------------------------------------------------

3.	SEC Use Only
------------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	WC  OO
------------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
------------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		South Dakota
------------------------------------------------------------------------------

Number of		7.	Sole Voting Power		2,568,200
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	2,568,200
Person With
			10.	Shared Dispositive Power
------------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 2,568,200
------------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
------------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	10.87%
------------------------------------------------------------------------------

14. 	Type of Reporting Person (See Instructions)		OO
------------------------------------------------------------------------------







------------------------------------------------------------------------------
CUSIP No. 320228 10 9
------------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mildred B. Horejsi Trust
------------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)
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3.	SEC Use Only
------------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	WC  OO
------------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		New York
------------------------------------------------------------------------------

Number of		7.	Sole Voting Power		1,922,400
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,400
Person With
			10.	Shared Dispositive Power
------------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
  1,922,400
------------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
------------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	8.14%
------------------------------------------------------------------------------

14. 	Type of Reporting Person (See Instructions)		OO
------------------------------------------------------------------------------







------------------------------------------------------------------------------
CUSIP No. 320228 10 9
------------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi Trust No. 2
------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
------------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
------------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
------------------------------------------------------------------------------

Number of		7.	Sole Voting Power		1,697,900
Shares,Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,697,900
Person With
			10.	Shared Dispositive Power
------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	1,697,900
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	7.19%
------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
------------------------------------------------------------------------------






------------------------------------------------------------------------------
CUSIP No. 320228 10 9
------------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora Trust
------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
------------------------------------------------------------------------------

3.  SEC Use Only
------------------------------------------------------------------------------

4.  Source of Funds (See Instructions)  	WC  OO
------------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
------------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
------------------------------------------------------------------------------

Number of		7.	Sole Voting Power		1,359,800
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,359,800
Person With
			10.	Shared Dispositive Power
------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	1,359,800
------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	5.76%
------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
------------------------------------------------------------------------------






------------------------------------------------------------------------------
CUSIP No. 320228 10 9
------------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

John S. Horejsi Trust
------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
------------------------------------------------------------------------------

3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
------------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
------------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
------------------------------------------------------------------------------

Number of		7.	Sole Voting Power		100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	100
Person With
			10.	Shared Dispositive Power
------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	100
------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	0.0004%
------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
------------------------------------------------------------------------------






------------------------------------------------------------------------------
CUSIP No. 320228 10 9
------------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Badlands Trust Company
------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
------------------------------------------------------------------------------

3.  SEC Use Only
------------------------------------------------------------------------------

4.  Source of Funds (See Instructions)  	WC  OO
------------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
------------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
------------------------------------------------------------------------------

Number of		7.	Sole Voting Power
Shares Bene-
ficially 		8.	Shared Voting Power		1,359,900
Owned by Each
Reporting		9.	Sole Dispositive Power
Person With
			10.	Shared Dispositive Power	1,359,900
------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	1,359,900
------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	5.76%
------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
------------------------------------------------------------------------------







------------------------------------------------------------------------------
CUSIP No. 320228 10 9
------------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi
------------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)
------------------------------------------------------------------------------

3.	SEC Use Only
------------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	Not applicable
------------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
------------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		United States
------------------------------------------------------------------------------

Number of		7.	Sole Voting Power	         0
Shares Bene-
ficially 		8.	Shared Voting Power	   0
Owned by Each
Reporting		9.	Sole Dispositive Power	   0
Person With
10. Shared Dispositive Power   0
------------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	0
------------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)  X
------------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	0%
------------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		IN
------------------------------------------------------------------------------







                 Amendment No. 29 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 4 and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), the Mildred B. Horejsi Trust (the "Mildred Trust"), the Stewart R. Horejsi Trust No. 2 (the "Stewart Trust"), the John S. Horejsi Trust (the "John Trust"), and the Susan L. Ciciora Trust (the "Susan Trust") as the direct beneficial owner of Shares, and Badlands Trust Company ("Badlands") and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 4.	Purpose of Transaction.

	No change except for the addition of the following:

	As previously reported in this statement on Schedule 13D, on October 4 2002, the United States Court of Appeals for the Fourth Circuit (the
"U.S. Court of Appeals") granted the Company's motion to extend the stay pending appeal in connection with the lawsuit filed against the Company regarding the Company's bylaw requiring a 50% vote of all outstanding shares in order to elect directors (the "By-Law Lawsuit"). The U.S.
Court of Appeals further ordered an expedited briefing schedule. Oral arguments regarding the By-Law Lawsuit will be heard at the U.S. Court of Appeals' December 2002 term.

	On November 8, 2002, Badlands filed its brief on the merits, urging affirmance of the District Court, with the U.S. Court of Appeals in response to the Company's Opening Brief. Plaintiff-Appellee Badland's
Trust Company's Brief in Opposition to Defendant-Appellant First
Financial Fund, Inc.'s Opening Brief (the "Opposition Brief") is attached as Exhibit 20 and incorporated in this statement by reference. In its Opposition Brief, Badlands reiterates its position that the challenged By-Law violates Maryland's General Rule of majority voting as well as express provisions of Section 16(a) of the Investment Company Act. As such, Badlands requests that the U.S. Court of Appeals affirm the decision of Judge Motz and seat Dr. Dean Jacobson and Mr. Joel Looney on the Company's Board of Directors.


Item 7.   Material to be Filed as Exhibits.

		Exhibit 20. Plaintiff-Appellee Badland's Trust Company's Brief in Opposition to Defendant-Appellant First Financial Fund, Inc.'s Opening Brief dated November 8, 2002.









                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2002


/s/ Stewart R. Horejsi
Stewart R. Horejsi



/s/ Stephen C. Miller
Stephen C. Miller, as Vice President of
Badlands Trust Company, trustee of the
Ernest Horejsi Trust No. 1B, the Lola
Brown Trust No. 1B, the Mildred B.
Horejsi Trust, the Stewart R. Horejsi
Trust No. 2, the Susan L. Ciciora
Trust, and the John S. Horejsi Trust.








EXHIBIT 20

No. 02-2088

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT

BADLANDS TRUST COMPANY,
a South Dakota corporation,

as Trustee for
LOLA BROWN TRUST No. 1B,

	Plaintiff-Appellee,
v.

FIRST FINANCIAL FUND, INC.,
a Maryland corporation,

	Defendant-Appellant.

On Appeal from the United States District Court for the District of Maryland
Civil Action No. JFM 02-CV-2423
(Hon. J. Frederick Motz)

PLAINTIFF-APPELLEE BADLANDS TRUST COMPANY'S BRIEF IN OPPOSITION TO DEFENDANT-APPELLANT FIRST FINANCIAL FUND, INC.'S OPENING BRIEF


James H. Hulme
Donald B. Mitchell, Jr.
J. Marcus Meeks
ARENT FOX KINTNER PLOTKIN & KAHN, PLLC
1050 Connecticut Avenue, NW
Washington, DC  20036-5339
(202) 857-6000
(202) 857-6395 (fax)

Counsel for Plaintiff-Appellee
Badlands Trust Company






TABLE OF CONTENTS

TABLE OF AUTHORITIES	ii-iv

STATEMENT OF THE ISSUES	1

STATEMENT OF FACTS	2

SUMMARY OF THE ARGUMENT	3

ARGUMENT	5

I.	THE CHALLENGED BY-LAW IS INVALID UNDER MARYLAND LAW	.        9
   A.	  In 1951, The General Assembly Changed The MGCL To Require That
Corporations Place Voting Requirements Greater Than The General Rule
In The Corporate Charter, Not Simply In The By-Laws.                 9

   B. This Court Must Follow Relevant Decisions Of The Maryland Court Of Appeals And Apply Maryland's Rules Of Statutory Construction In
Interpreting The MGCL.	                                            10

	1.	Under Maryland's Rules Of Statutory Construction, This Court
Must Examine All Evidence Of The Legislature's Intent.              11

	2.	First Financial Ignores Controlling Case Law and Maryland's
Rules Of Statutory Construction.	                                12

   C    The History Of MGCL Sections 2-506(a)(2) And 2-404(d).      14

	1.	The Plurality Voting Standard In Section 2-404(d) Was
Intended To Ease The General Rule Established In 1951, Not
Eviscerate It.                                    	              14

	2.	The Statutory Scheme Requires That Any Voting Requirement
Greater Than The General Rule Be Placed In The CorporateCharter.	  16

   D.  The Practical Effect Of First Financial's Argument Substantially
Impairs Corporate Democracy.	                                      17

II.	THE CHALLENGED BY-LAW VIOLATES SECTION 16(A) OF THE INVESTMENT
COMPANY ACT.                                                        18

   A.  A Private Right Of Action Exists To Enforce Section 16(a) Of The
Investment Company Act.	                                            18

   B.  Section 16(a) Evinces A Federal Policy Contrary To The
Challenged By-Law	                                                  19

	1.	The Plain Language Of The Statute.	                    20

	2.	Maryland's Corporate Law Does Not Authorize What
Section 16(a) Forbids.	                                            20

III.	CONCLUSION                                                    21





TABLE OF AUTHORITIES

FEDERAL CASES

Bancroft Convertible Fund, Inc. v. Zico Investment Holdings,
Inc., 825 F.2d 731 (3d Cir. 1987)	                                  15

Brown v. Eastern States Corp., 181 F.2d 26 (4th Cir. 1950)	          15

Brownsburg Area Patrons Affecting Change v. Baldwin, 137 F.3d 503
(7th Cir. 1998)	                                                     9

Dickson v. Morrison, 18 F. Supp. 2d 559 (D. Md. 1998), aff'd,
1999 U.S. App. LEXIS 17795 (4th Cir. 1999)	                       3

First-Citizens Bank & Trust Co. v. Camp, 432 F.2d 481 (4th Cir.
1970)	                                                                 5

Hilton v. Braunskill, 481 U.S. 770 (1987)	                             4

Houston General Insurance v. Moore, 193 F.3d 838 (4th Cir. 1999)	    16

Larkin v. Baltimore Bancorp, 769 F. Supp. 919 (D. Md. 1991),
aff'd mem., 948 F.2d 1281 (4th Cir. 1991)	                      3, 9, 10

Lessler v. Little, 857 F.2d 866 (1st Cir. 1988)	                      15

Long v. Robinson, 432 F.2d 977 (4 Cir. 1970)	                       5

In re ML-Lee Acquisition Fund II, L.P., 848 F. Supp. 527 (D. Del.
1994)	                                                                15

Municipal Utilities Board of Albertville v. Alabama Power Co., 21
F.3d 384 (11th Cir. 1994)	                                         9

Phillips v. Chandler, 215 B.R. 684 (E.D. Va. 1997)	                 9

Prudential Insurance Co. of America, 41 S.E.C. 335 (Jan. 22,
1963), aff'd sub nom Prudential Insurance Co. of America v.
S.E.C., 326 F.2d 383 (3d Cir. 1964)	                                  15

Roosevelt v. E. I. Du Pont de Nemours & Co., 958 F.2d 416 (D.C.
Cir. 1992)	                                                          20

Sinclair Refining v. Midland Oil Co., 55 F.2d 42 (4th Cir. 1932)	     5

Smoke v. Norton, 252 F.3d 468 (D.C. Cir. 2001)	                      16

State Bank & Mortgage Co., 1972 S.E.C. No- Act LEXIS 3322 (Aug.
7, 1972)	                                                          15

The Fundpack,Inc., 1979 SEC LEXIS 604 (Oct. 2, 1979)	                15



STATE CASES

Derry v. State, 358 Md. 325, 748 A.2d 478 (2000)	                8

Ideal Federal Savings Bank v. Murphy, 339 Md. 446, 663 A.2d 1272
(Md. 1995)	                                                         11

Lerner v. Lerner, 306 Md. 771, 511 A.2d 501 (1986)	               12

Marsheck v. Trustees, 358 Md. 393, 749 A.2d 774 (2000)	          8

Standard Power & Light Corp. v. Investment Associates, Inc., 51
A.2d 572 (Del. 1947)	                                             13

Tucker v. Fireman's Fund Insurance Co., 308 Md. 69, 517 A.2d 730
(1986)	                                                          8

Werbowsky v. Collomb, 362 Md. 581, 766 A.2d 123 (2001)	         18

Williams v. Mayor & City of Council of Baltimore, 359 Md. 101,
753 A.2d 41 (2000)	                                              9

FEDERAL STATUTES

Investment Company Act of 1940
   15 U.S.C. Section 80a-16(a)	                              8, 15

   15 U.S.C. Section 80a-43	                                       15

Fed. R. Civ. P. 24(a)	                                             16

H.R. Rep. No. 1341, 96th Cong., 2d Sess. 28-29 (1980), reprinted
in 1980 U.S. Code Cong. & Admin. News 4810-11	                     15

STATE STATUTES

Md. Corps. & Ass'ns Code Ann. Section 2-104(b)(4)	               13

Md. Corps. & Ass'ns Code Ann. Section 2-110	                     13

Md. Corps. & Ass'ns Code Ann. Section 2-404(d)	                 passim

Md. Corps. & Ass'ns Code Ann. Section 2-506(a)(2)	           passim

Md. Corps. & Ass'ns Code Ann. Section 2-405.3	                     17

MISCELLANEOUS

BLACK'S LAW DICTIONARY 1224 (6th ed. 1990)	                     14

H. Brune, MARYLAND CORPORATION LAW, Section 68 (1933 ed.)	          9






                          STATEMENT OF THE ISSUES

	1.	May a Maryland corporation circumvent Maryland's "General
Rule" - that shareholder action is taken by a majority of votes cast -
by adopting a simple bylaw imposing a "super-majority" voting requirement for the election of directors when: (a) the "General Rule" (MGCL Section 2-506) requires all "super-majority" voting requirements to be in the corporate charter and not simply in the by-laws; (b) the General Assembly enacted MGCL Section 2-404(d) to provide a lesser, "plurality rule" for the election of directors in order to make it easier to elect directors; and (c) MGCL Section 2-404(d) was enacted to "essentially eliminate" the "bizarre occurrence" that "no nominees would receive a majority of the votes cast, in which case there would be no election"?
	2.	Whether shareholders, who are the express beneficiaries of
Section 16(a) of the Investment Company Act of 1940, 15 U.S.C.
Section 80a-16(a) - which requires directors to be elected at annual meetings - have a private right of action under Section 43 of the Act, 15 U.S.C. Section 80a-43, to enjoin an investment company to sit two director candidates who were elected by the shareholders where the company has refused to seat the candidates.


                           STATEMENT OF FACTS

On August 12, 2002, the shareholders of First Financial Fund,
Inc. ("First Financial"), a registered closed end investment fund, met
to elect two Class I directors.  App. 226 at Paragraph 33.   Two
slates of candidates were nominated for the two director slots: the slate of Dr. Dean Jacobson and Mr. Joel E. Looney, supported by Appellee Badlands Trust Company ("Badlands"), and the incumbent slate of Messrs. Robert E. LaBlanc and Eugene C. Dorsey, supported by the management of First Financial. App. 227 at Paragraph 40.
Badlands's nominees each received 11,174,771 votes - almost sixty percent of the votes cast. App. 246. The number of shares eligible to vote at the meeting was 23,622,382. App. 227 at Paragraph 39. First Financial's nominees received 7,817,386 and 7,812,470 votes,
respectively.  Id.   Thus, Badlands's nominees received well over a
"majority of the votes cast," while the incumbents were defeated, receiving only about 41 percent of the votes cast. App. 227 at Paragraph 41.

Despite the fact that Badlands's nominees received a majority of the votes cast, First Financial's management refused to seat Messrs. Jacobson and Looney on First Financial's Board of Directors. App.
239. First Financial premised its refusal to seat the duly elected directors on its by-law III.3 (the "Challenged By-law"), which provides that a director may only be elected if he or she receives a majority of all the votes eligible to be cast - here, 11,811,192. Id. On August 20, 2002, Badlands wrote to the Chairman of the Board of First Financial, Mr. Thomas Mooney regarding the election. App. 236-37. That letter stated, in part:

As our candidates received a majority of the votes in the election, our candidates have been legitimately elected and thus are now duly elected board members of First Financial.
To the extent that you are relying on the Fund's 50%-of-shareholders bylaw to allege that there has been no election of directors this year and, therefore, the incumbents continue to serve by virtue of holding over from their expired terms, please be advised that the 50%-of-shareholders bylaw is an illegal provision. It is void ab initio.

....  Please let me know, no later than the end of the day on
Wednesday, August 21, 2002, whether you, as chairman of the
Board, will recognize Mr. Looney and Dr. Jacobson as the
Fund's new directors for that meeting....
App. 236.

On August 21, 2002, First Financial sent Badlands a letter rejecting its claim that Messrs. Jacobson and Looney had been elected.
 App. 239.  That letter states:

The Board intends to proceed with the normal business of the Fund with the incumbent Class I Directors, Messrs. Dorsey and
LaBlanc, continuing to serve as Directors, with the full authority to exercise all of the rights and powers of members of the Fund's Board, until their successors are duly elected and qualified Id. First Financial issued a Press Release making the same statement. App. 241.

	Thus, First Financial has declared that, despite receiving a substantial majority of the votes cast, Badlands's nominees are not elected because they did not receive 11,811,191 votes, as purportedly required by the Challenged By-law. App. 239, 241. Instead, First Financial intends to continue with a Board of Directors composed of the three remaining duly elected directors and the two defeated hold-over incumbents who received barely 40 percent of the votes at the August 12, 2002 election. App. 239.

                         SUMMARY OF THE ARGUMENT

First Financial's Challenged By-Law is invalid under the "outstanding" rule of corporate democracy - Section 2-506(a)(2) of Maryland's general corporation law ("MGCL"). That statute provides that shareholder action is to be taken by majority vote and that any greater voting standard is valid only if it appears in Maryland's corporation law itself or in the corporate charter (and not simply in the by-laws). Maryland's highest court has held that MGCL Section 2-506(a)(2) applies to the election of directors.

Whenever a federal court is required to interpret a state statute, the federal court must interpret the statute according to state law. If the state's highest court has already interpreted the specific statutory provisions in question, then a federal court is bound by those decisions. If a state's highest court has not interpreted the specific provisions in question, then a federal court must interpret them according to the state's rules of statutory construction.

The Maryland Court of Appeals has interpreted MGCL Section 2-506(a)(2), and it has also interpreted MGCL Section 2-404(d), which First Financial claims supports the Challenged By-law. These cases are binding on this Court. The Maryland Court of Appeals has not addressed the specific relationship of these two sections in the context of the instant case, except to state that MGCL Section 2-506(a)(2) does apply to director elections. Thus, in addressing the relationship of these two sections, this Court must apply MGCL
Section 2-506(a)(2) and must adhere to Maryland's rules of statutory construction.

The cardinal rule of statutory construction in Maryland is to ascertain and effectuate the real legislative intent. The Maryland Court of Appeals does not mechanically apply the plain meaning rule in interpreting statutory language. Rather, in addition to the language of a particular provision, the Maryland Court of Appeals examines other external manifestations of legislative intent, specifically including the legislative history, a provision's relationship to earlier or subsequent legislation, and any material that fairly bears upon the fundamental issue of legislative purpose or goal. Thus, Maryland law rejects and precludes First Financial's argument that this Court need look no further than the (supposedly) plain language of MGCL Section 2-404(d) to decide this case.

Maryland's rules of statutory construction also require that a statute be read in its entirety in determining the legislative intent as to any particular provision. All of the provisions of Maryland's corporations law must be examined, considered and harmonized by this Court. Thus, Maryland's rules of statutory interpretation also preclude First Financial's argument that this Court can interpret
Section 2-404(d) independently of Section 2-506(a)(2).

The history of MGCL Sections 2-506(a)(2) and 2-404(d) makes clear that a Maryland corporation seeking to require the election of directors by a vote greater than the majority of votes cast - known in Maryland as the "General Rule," see MGCL Section 2-506(a) (Title) - must provide for such deviation from the General Rule in the corporate charter, not simply in the by-laws.

In 1951 - in the seminal revision of Maryland corporation law - the General Assembly specifically and intentionally eliminated the provision that allowed corporations to place "super-majority" voting requirements greater than the General Rule in the by-laws. After 1951, any such provisions must be placed in the corporate charter or they are invalid. This important change was intended to assure that any provision affecting the core voting power of the shareholders was in the corporate charter, not in mere bylaws that directors may amend without shareholder knowledge or approval. This is the background against which MGCL Section 2-404(d), passed in 1981, must be read.

The General Assembly passed MGCL Section 2-404(d) to provide for the election of directors by a lesser vote than the General Rule - a simple plurality of votes cast. The General Assembly passed
Section 2-404(d) to "essentially eliminate" what it described as the "bizarre occurrence" of a failed election - an election where more than two nominees run for director but no director is elected simply because none of the nominees receive a majority of the votes cast as required under the General Rule of Section 2-506(a)(2). When the General Assembly passed Section 2-404(d), it did not intend to revert to the pre-1951 standard of permitting a corporation to provide for "super-majority" voting requirements - upward deviations from the General Rule - in corporate by-laws. Instead, it was attempting to ease the standard for electing directors to avoid failed elections. Its intention, it said, was to "essentially eliminate" failed elections. First Financial's argument stands the 1981 Maryland enactment on its head and makes it harder to elect directors.

In addition to the history of MGCL Sections 2-506(a)(2) and 2-
404(d), the overall statutory scheme of Maryland's corporations statute makes clear that any upward deviation from the General Rule must be placed in the corporate charter, not the by-laws. Section 2-104(b), the statutory section governing permissible corporate charter provisions, specifically allows for the inclusion of upward deviations from the General Rule. The statutory section governing by-laws, MGCL
Section 2-110, has no such counterpart. The Challenged By-law is contrary to the MGCL and undermines corporate democracy.

In addition to violating Maryland law, the Challenged By-law violates Section 16(a) of the Investment Company Act. The Plaintiff/Appellee shareholders in this case fall squarely within the class of persons protected by Section 16(a), and thus can seek to enjoin corporate actions and policies that violate that section.
Section 43 of the statute explicitly vests in federal district courts jurisdiction over all actions brought to enjoin any violation of the Investment Company Act. 15 U.S.C. Section 80a-43. The Challenged By-law violates the plain language of Section 16(a). Under that section, directors "shall [not] serve" unless elected, and the term of office of at least one class of directors "shall expire" each year. First Financial's refusal to seat the directors/nominees supported by Badlands violates both of these requirements.


                                 ARGUMENT

I.	The Challenged By-Law Is Invalid Under Maryland Law.

The state law question before the court is whether First
Financial's Challenged By-law violates Maryland's general corporation law. The Challenged By-law reads: "[d]irectors shall be elected by vote of the holders of a majority of the shares of common stock outstanding and entitled to vote thereupon." (Emphasis added.)

     A.	In 1951, The General Assembly Changed The MGCL To Require
That Corporations Place Voting Requirements Greater Than The
General Rule In The Corporate Charter, Not Simply In The By-
Laws.

It is important to start at the beginning. Prior to 1951, both the corporate charter and the by-laws of a Maryland corporation could contain a provision that "require[s] for any purpose a proportionate vote greater than that required by statute for such purpose." See Herbert M. Brune, Jr., MARYLAND CORPORATION LAW, Section 68 (1933 ed.); accord Larkin v. Baltimore Bancorp, 769 F. Supp. 919, 922 n.2 (D. Md.
1991), aff'd mem., 948 F.2d 1281 (4th Cir. 1991).

In the still-seminal rewrite of Maryland corporations law, the General Assembly altered this rule in 1951 when it amended the MGCL to require corporations to place such provisions in the corporate charter:

[T]he only substantive change which has been made is that any provision authorizing action to be taken by a corporation with a greater or a smaller portion of votes than required by the statute must be contained in the charter, whereas under present law such a provision may be included either in the charter or in the by-laws.

Roland Park Shopping Ctr. v. Hendler, 206 Md. 10, 22, 109 A.2d 753, 758 (1954) (quoting Reporters Notes to 1951 changes to MGCL); accord Larkin, 769 F. Supp. at 922 n.2.

The 1951 change is codified at Section 2-506(a)(2) of the MGCL, which sets forth what is titled the "General rule" in Maryland:
  (a) General rule. - Unless this article or the charter of a corporation provides otherwise, at a meeting of stockholders:

	(2)  A majority of all the votes cast at a meeting ...
is sufficient to approve any matter which properly comes before the meeting.

Md. Corps. & Ass'ns. Code Ann. Section 2-506(a)(2). The 1951 revisions to the MGCL represented a major, substantive revision to Maryland corporations law that has never been equaled or repealed. Indeed, this Court, in affirming a prior ruling by Judge Motz, has held that Section 2-506(a)(2) is a "ban against super-majority votes."
 See Larkin v. Baltimore Bancorp, 1991 U.S. App. Lexis 27041, at *3 (4th Cir. 1991) (adopting and affirming in its entirety the opinion of Judge Motz in Larkin v. Baltimore Bancorp, 769 F. Supp. 919 (D. Md.
1991)).

Significantly, therefore, from 1951 on, any provision for a vote greater than a majority of votes cast must appear in one of two places
- the MGCL itself or the charter of a corporation. First Financial cannot - and does not - dispute that this has been the law of Maryland for over fifty years. And First Financial cannot dispute that the Challenged By-law is illegal under the General Rule of
Section 2-506(a)(2).

Instead, and quite ironically, First Financial's sole legal argument rests on Section 2-404(d) of the MGCL - a provision that was enacted in 1981 specifically to ease the voting requirements for directors' elections and to "essentially eliminate" failed elections of the exact type First Financial now asks this Court to endorse. As shown below, that section does not authorize the super-majority voting standard that First Financial has placed in its by-laws because the General Rule requires any such upward revisions to shareholder voting requirements to be in the corporate charter.

     B.	This Court Must Follow Relevant Decisions Of The Maryland
Court Of Appeals And Apply Maryland's Rules Of Statutory
Construction In Interpreting The MGCL.

The validity of the Challenged By-law requires this Court to interpret at least two provisions of the MGCL: Sections 2-506(a)(2) and 2-404(d). To the extent the Maryland Court of Appeals has interpreted either of these sections, that interpretation is binding on this Court. See Johnson v. Fankell, 520 U.S. 911, 916 (1997) (federal courts lack authority to place a construction on a state statute different than that rendered by the highest court of the state). As this Court noted almost fifty years ago, "It is too well settled to admit of argument that the federal courts are bound by the interpretation placed upon the statutes of a state by its highest court." Ferguson v. Manning, 216 F.2d 188, 188 (4th Cir. 1954).

The Maryland Court of Appeals has already interpreted Sections 2-404(d) and 2-506(a)(2). See Ideal Fed. Sav. Bank v. Murphy, 339 Md. 446, 457-58, 663 A.2d 1272, 1277-78 (1995) (interpreting Sections 2-
506(a)(2) and 2-404(d)); Roland Park Shopping Ctr. v. Hendler, 206 Md. 10, 22, 109 A.2d 753, 758 (1954) (interpreting Section 2-506(a)(2)).
Accord Larkin v. Baltimore Bancorp, 769 F. Supp. 919, 922 n.2 (D. Md.
1991), aff'd mem., 948 F.2d 1281 (4th Cir. 1991) (interpreting Section 2-506(a)(2)). Remarkably, First Financial never once cites to Ideal or Roland Park anywhere in its Opening Brief. To the extent Ideal and Roland Park provide guidance to the resolution of the question before the Court, this Court, of course, must follow these cases. See Johnson, 520 U.S. at 916; Ferguson, 216 F.2d at 188.

Just as a federal court is bound by state court interpretations of a state statute, even when the state court has not addressed a statutory question a federal court must use and apply the state court's rules of statutory construction. See Brownsburg Area Patrons Affecting Change v. Baldwin, 137 F.3d 503, 507 (7th Cir. 1998); Municipal Utils. Bd. of Albertville v. Alabama Power Co., 21 F.3d 384, 387 (11th Cir. 1994); Thomas v. Reliance Ins. Co., 617 F.2d 122, 125
(5th Cir. 1980); Phillips v. Chandler, 215 B.R. 684, 688 (E.D. Va.
1997). Accordingly, this Court must interpret Sections 2-506(a)(2) and 2-404(d) and other relevant sections of the MGCL using the rules of statutory construction utilized by the Maryland Court of Appeals. See Brownsburg Area Patrons, 137 F.3d at 507; Municipal Utilities Board, 21 F.3d at 387; Thomas, 617 F.2d at 125; United States v. Guyette, 382 F. Supp. 1266, 1268 (E.D. Va. 1974). Judge Motz properly applied Maryland's rules of statutory construction in deciding the case below in favor of Badlands. See App. 423-30. Footnote 3

1. UNDER MARYLAND'S RULES OF STATUTORY CONSTRUCTION, THIS
COURT MUST EXAMINE ALL EVIDENCE OF THE LEGISLATURE'S INTENT.

In Maryland, according to the Maryland Court of Appeals, "the cardinal rule of statutory interpretation is to ascertain and effectuate the intention of the legislature." See Williams v. Mayor & City of Council of Baltimore, 359 Md. 101, 115, 753 A.2d 41, 49
(2000). The language of a statue is only the starting point for determining legislative intent. Id. Maryland's "cardinal rule" requires a court to "ascertain and determine the real legislative intent," when analyzing the words of a statute. See Tucker v. Fireman's Fund Ins. Co., 308 Md. 69, 73, 517 A.2d 730, 731 (1986)
(emphasis added).

Thus, the Maryland Court of Appeals has rejected strict
application of the plain meaning rule.  "The plain meaning rule is elastic, rather than cast in stone....  If persuasive evidence exists outside the plain text of the statute, we do not turn a blind eye to it." Adamson v. Correctional Medical Services, Inc., 359 Md. 238, 251, 753 A.2d 501, 508 (2000) (citations omitted).
The types of "persuasive evidence" that must be examined include all relevant aspects of the enactment of the particular statutory provisions:

[W]hen we pursue the context of statutory language, we are not limited to the words of the statute as they are printed. ...
We may and often must consider other "external manifestations" or "persuasive evidence," including a bill's title and function paragraphs, amendments that occurred as it passed through the legislature, its relationship to earlier and subsequent legislation, and other material that fairly bears on the fundamental issue of legislative purpose or goal, which becomes the context within which we read the particular language before us in a given case.

Williams, 359 Md. at 116, 753 A.2d at 49 (emphasis added).

As part of Maryland's "cardinal rule" to determine the real legislative intent, Maryland law requires pertinent parts of a statute to be read together and a statute to be viewed in its entirety and interpreted as a whole. See Adamson, 359 Md. at 252, 753 A.2d at 508. The Maryland Court of Appeals has repeatedly stressed this point:

[O]ur interpretation of the statute and the legislature's intent must be examined by looking to the statutory scheme in its entirety rather than segmenting the statute and analyzing only its individual parts. . By such an analytical approach, we seek to avoid illogical and unreasonable results that defy common sense.

Marsheck v. Trustees, 358 Md. 393, 403, 749 A.2d 774, 779 (2000)
(citations omitted). The MGCL is a comprehensive law that regulates all aspects of corporate conduct. Sections of the law cannot be read in isolation from one another. Indeed, the Maryland decisions demonstrate that all sections of the MGCL must be read together and harmonized in determining the real intent of the General Assembly regarding shareholder election of directors.

Applying these rules of statutory interpretation, the manifest and real legislative intent of the Maryland General Assembly is that any super-majority voting requirement, such as the Challenged By-law, Footnote 4 must be specified in the corporate charter on file with the State or in the MGCL itself.

2. FIRST FINANCIAL IGNORES CONTROLLING MARYLAND CASE LAW
AND MARYLAND'S RULES OF STATUTORY CONSTRUCTION.

First Financial completely ignores a significant decision by the Maryland Court of Appeals that addresses both MGCL Section 2-506(a)(2) and the relationship between Sections 2-506(a)(2) and 2-404(d) - the 1995 decision in Ideal Federal Savings Bank v. Murphy. In Ideal, the Maryland Court of Appeals - quoting from the very legislative history that First Financial denigrates and urges this Court to ignore - expressly held that Section 2-506(a)(2) is applicable to the election of directors. Ideal, 339 Md. at 457, 663 A.2d at 1277.

The Court of Appeals started its analysis by stating the General
Rule in Maryland:

Action by stockholders generally requires a majority of a quorum of stockholders... In Maryland, that general rule is codified in Md. Code, Corporations and Associations Art.
Sections 2-506 and 2-404(c).

Id. The Court of Appeals, after quoting Sections 2-506 and 2-404(c) in their entirety, noted that Section 2-404(d) is "a presumptive exception to that general rule applicable to the election of directors of a corporation." Id. This holding is binding on this Court, see Johnson, 520 U.S. at 916, and fatal to First Financial's argument that
Section 2-404(d) is entirely independent of and not subject to the General Rule of Section 2-506(a)(2). See Opening Brief of Defendant-Appellant First Financial Fund, Inc. ("FF Brief") at 17-18.

In addition to ignoring pertinent case law, First Financial also ignores Maryland's rules of statutory construction. First Financial is simply wrong when it contends that this Court need look no further than the (supposedly) "plain words" of Section 2-404(d) to resolve this case. See FF Brief at 17-18. The Maryland Court of Appeals has expressly rejected First Financial's contention:

When presented with unambiguous statutory language, courts do not normally go beyond the text of the statute to determine legislative intent....  This does not signify, however, that the language should be read in isolation. Rather, statutory language should be read in light of the full context in which it appears, and in light of the external manifestations of intent or general purpose available through other evidence.

Mayor and City Council of Baltimore v. Ross, 365 Md. 351, 363, 779 A.2d 380, 386 (2001) (citations omitted). As already noted, "external manifestations" that should be reviewed include "a bill's ..relationship to earlier and subsequent legislation, and other material that fairly bears on the fundamental issue of legislative purpose or goal." Williams, 359 Md. at 116, 753 A.2d at 49 (emphasis added).

Indeed, as noted above, the Maryland Court of Appeals quoted from and relied upon the 1981 legislative history in construing the very sections at issue in this case - Sections 2-506(a)(2) and 2-404(d). Thus, an examination of the history and relationship between Sections 2-506(a)(2) and 2-404(d) is similarly required in this case.

Not only does First Financial improperly urge this Court to blindly and woodenly apply an incorrect version of the plain meaning rule to a statute whose meaning is anything but plain - indeed, Judge Motz found that it was "ambiguous" -it also improperly urges the Court to read the opening clauses of Sections 2-404(d) and 2-506(a)(2) in isolation from each other. See FF Brief at 17-23. First Financial's narrow focus on the words "unless" and "provide" as they appear in Sections 2-404(d) and 2-506(a)(2) is not permitted under Maryland law.
 Indeed, Maryland law requires this Court to read the statutory scheme of the MGCL in its entirety and to read Sections 2-506(a)(2) and 2-404(d) in tandem. Thus all pertinent sections that focus on shareholder voting - Sections 2-506(a)(2), 2-404(d) and 2-104(b)(4) - must be examined together in determining the intent of the Maryland General Assembly. See Adamson, 359 Md. at 252, 753 A.2d at 508; Marsheck, 358 Md. at 403, 749 A.2d at 779.

Because Maryland law requires the statutory scheme of the MGCL to be examined in its entirety and harmonized, First Financial's contention that just because Section 2-404(d) is more specific than
Section 2-506(a)(2) it must govern is without merit. See FF Brief at 23-25. The Maryland Court of Appeals has specifically addressed this issue and rejected First Financial's argument, stating that when two statutory provisions address similar subjects, they must be read together and harmonized:

When, in [a statutory] scheme, two statutes, enacted at different times and not referring to each other ... address the same subject, they must be read together ... i.e., interpreted with reference to one another ... and harmonized, to the extent possible, both with each other and with other provisions of the statutory scheme....  Neither statute should be read, . so as to render the other, or any portion of it, meaningless, surplusage, superfluous or nugatory.

GEICO v. Insurance Comm'r, 332 Md. 124, 132, 630 A.2d 713, 717 (1993)
(citations omitted). Only if the two statutory provisions conflict with each other and if harmonization is not possible does the rule of construction that the specific governs rather than the general apply.
 GEICO, 332 Md. at 133, 630 A.2d at 718 "Where one statute deals with a subject in general terms, and another deals with a part of the same subject in a more detailed way, the two should be harmonized if possible.." Id., quoting Norman J. Singer, SUTHERLAND ON STATUTORY CONSTRUCTION Section 51.05 (4th ed. 1986) (emphasis added). Before the Maryland Court of Appeals applies the specific over the general rule, it still examines other manifestations of legislative intent to determine whether application of the rule is appropriate and whether the provisions may be harmonized. See, e.g., Douglass v. State, 78
Md. App. 328, 335, 552 A.2d 1371, 1374 (1989) (examining legislative history to determine if application of rule consistent with legislative intent). Indeed, the Maryland Court of Appeals has declined to apply the rule where legislative history indicates that the rule should not apply. See Kee v. State Highway Administration, 313 Md. 445, 458-59, 545 A.2d 1312, 1319 (1988).

     C.	The History Of MGCL Sections 2-506(A)(2) And 2-404(D).

          1. THE PLURALITY VOTING STANDARD IN SECTION 2-404(D) WAS INTENDED TO EASE THE GENERAL RULE ESTABLISHED IN 1951, NOT
EVISCERATE IT.

Section 2-404(d) provides for the election of directors by a plurality of votes cast - the most democratic standard possible:

Unless the charter or bylaws of a corporation provide otherwise, a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director.

MGCL Section 2-404(d). Section 2-404(d) was passed by the General Assembly in 1981 as "'an exception to section 2-506.'" Ideal, 339 Md. at 457, 663 A.2d at 1277-78 (quoting Explanation of Senate Bill No. 659 Vote Required to Elect Directors ("Senate Bill No. 659 Explanation")). The section was specifically intended to "essentially eliminate" failed elections - elections that the General Assembly called "bizarre occurrences." Senate Bill No. 659 Explanation, quoted in Ideal, supra (emphasis added). And yet First Financial would have this Court read the provision not to "essentially eliminate" failed elections but, instead, to foster and even increase them. Such a reading is diametrically opposite to the entire purpose of the General Assembly in enacting Section 2-404(d).

According to the Maryland Court of Appeals, the "purpose of the Bill is to provide that corporate directors may be elected by a plurality of the votes cast if a quorum is present." Id. at 1277. Indeed, Section 2-404(d) established what First Financial's own co-counsel in the district court has called the Maryland "public policy in favor of plurality elections" for directors. James J. Hanks, Jr., MARYLAND CORPORATION LAW, Section 6.4, p. 158 (2001). It is manifest, and Judge Motz so found, that the legislative intent in 1981 was to make it easier to elect directors, not more difficult, and to reduce, - indeed, "essentially eliminate" - not increase, the number of failed elections. See App. 427.

As the Maryland Court of Appeals recognized in Ideal, the General Assembly was concerned about the potential for failed directors' elections even under the "majority of the votes cast" General Rule of
Section 2-506(b)(2), and adopted Section 2-404(d) to ease the General Rule requirement. Footnote 5 The legislative history, adopted by the Maryland Court of Appeals in Ideal and cited by Judge Motz with approval, see App. 426-27, is clear on this point:

It is also possible that no nominees would receive a majority of the votes cast, in which case there would be no election and the current directors could continue to serve until the next annual meeting of stockholders. The Bill would essentially eliminate the possibility of these bizarre occurrences.

Senate Bill No. 659 Explanation (quoted in Ideal, 339 Md. at 458, 663 A.2d at 1277-78) (emphasis added). The entire purpose of the Bill was to minimize the possibility that no election of directors would occur because of an insufficiency of votes - the very result advocated by First Financial's current management using Section 2-404(d).

First Financial tries to demean this legislative history by describing it as a "single document" that Judge Motz did not rely on in reaching his holding. FF Brief at 25-26. But Judge Motz did, in fact, rely on this legislative history, see App. 426-27. And more important than Judge Motz's reliance is the Maryland Court of Appeals' reliance. The Senate Bill No. 659 Explanation is the official legislative history relied upon by that Court in interpreting
Section 2-404(d).  See Ideal, 339 Md. at 457, 663 A.2d at 1277-78.
While the legislative history may be inconvenient to First Financial - not to mention fatal to its legal argument - it remains the prime evidence of the legislative intent underlying Section 2-404(d). The legislative history is contained in the Joint Appendix at 255.

When it enacted Section 2-404(d), the General Assembly certainly did not intend - silently, and with no discussion - to revert to the pre-1951 situation of permitting super-majority provisions to appear in corporate by-laws - but that is the necessary import of First Financial's argument. Section 2-404(d) was a limited change in Maryland law to facilitate the election of corporate directors and to "essentially eliminate" failed elections.

The reference to "by-laws" in Section 2-404(d) is neither illogical nor otherwise inexplicable, as First Financial claims, and can be completely harmonized with Section 2-506(a)(2). See FF Brief at 21-22. Section 2-404(d) sets the default rule for the election of directors to a plurality instead of the Section 2-506(a)(2) General Rule of a majority of votes cast. It is perfectly consistent with the literal language of the MGCL and the legislative intent to permit a corporation, through a by-law, to increase its director voting requirement back to the General Rule of majority voting, or to some standard between a plurality and a majority of the votes cast (for example, a plurality, but no less than 40 percent of the votes cast).
 Such a reading gives meaning to Section 2-404(d)'s "unless" clause while harmonizing it with the General Rule of Section 2-506(a)(2).
But when a corporation wants to exceed the General Rule it must place the change in the charter, as specifically required by Section 2-506.
 This reading of Section 2-404(d) is literal, is consistent with the legislative history, is consistent with Maryland public policy, and is consistent with Section 2-506(a)(2).

          2.	THE STATUTORY SCHEME REQUIRES THAT ANY VOTING
REQUIREMENT GREATER THAN THE GENERAL RULE BE PLACED IN THE CORPORATE
CHARTER.

The harmony of this reading is particularly apparent when the importance of the General Rule - that the majority of votes cast is sufficient to decide a matter - is considered. The General Rule is "[o]utstanding among the democratic processes concerning corporate elections...."  Standard Power & Light Corp. v. Investment Assocs.,
Inc., 51 A.2d 572, 576 (Del. 1947). The General Rule is so fundamental that the court in Standard Power went on to hold that if the rule were not to be followed, then the exception "must not be couched in ambiguous language, rather the language employed must be positive, explicit, clear and readily understandable and susceptible to but one reasonable interpretation, which would indicate beyond doubt that the rule was intended to be abrogated." Id.

Of course, Section 2-404(d) does no such thing. To the contrary, as found by Judge Motz, the section is subject to the General Rule that prohibits a Maryland corporation from having a by-law requiring a vote greater than a majority of votes cast - a rule that has been a fundamental tenet of Maryland law since 1951. First Financial's reading of the MGCL exalts the "unless" clause of Section 2-404(d) - one clause in one sentence in one section in the entire article - over all other provisions.

The entire MGCL, when read as a whole, makes clear Maryland's over-riding statutory policy that any restriction on the General Rule must be placed in the corporate charter. Section 2-104(b) identifies provisions that may be included in the charter. Among the listed provisions is: "Any provision which requires for any purpose the concurrence of a greater proportion of the votes ... of any class of stock than the proportion required by this article for that purpose."
 Md. Corps. & Ass'ns Code Ann. Section 2-104(b)(4). There is no comparable section allowing such a voting provision to appear in the by-laws. Compare Md. Corps. & Ass'ns Code Ann. Section 2-110 (by-laws subservient to charter).

As noted above, Section 2-506(a)(2) provides that "[u]nless this article or the charter of a corporation provides otherwise" a majority of all the votes cast at a shareholders meeting is sufficient to approve any matter which properly comes before the meeting. (Emphasis added.) Footnote 6. First Financial does not claim that its Charter
"provides otherwise" for the election of directors. Thus, directors of First Financial are to be elected by a majority of votes cast at a meeting, unless the MGCL itself provides otherwise. It does not. At most,
Section 2-404(d), on its face, permits a voting standard for directors, different from the plurality standard preferred under Maryland public policy, to be set forth in the charter or by-laws. Footnote 7. It does not provide the greater voting standard.

This reading, of course, makes both sections consistent with each other. It does not read the fundamental and "outstanding" General Rule of Section 2-506(a)(2) out of the MGCL when it comes to directors' elections, as First Financial would do. It is consistent with the legislative history to "essentially eliminate" failed elections and with the Maryland public policy in favor of plurality elections. It gives the "unless" clause of Section 2-404(d) a role: permitting a corporation by by-law to adopt a standard anywhere between a plurality and a majority of the votes cast. Finally, it makes common sense and avoids the illogical and bizarre result advocated by First Financial.

Indeed, First Financial's argument is so narrowly focused and so out of harmony with the other sections of the MGCL, that First Financial is forced to concede that it would rather risk dissolution of the company than to proceed with new directors who received a majority of the votes cast consistent with Maryland's General Rule. They urge this Court not to worry about the failed election their Challenged By-law generates because the defeated incumbent directors will simply "hold over" for a year until the next election, and if the stockholders again are unable to elect new directors the stockholders could then petition to dissolve the corporation. See FF Brief at 29, discussing MGCL Section 3-413(b) (any shareholder may seek dissolution if directors fail to be elected for two years in a row). But dissolution, especially of a publicly traded corporation, is draconian and should not be encouraged. Cf., Lerner v. Lerner, 306 Md. 771, 511 A.2d 501, 510-11 (1986) (dissolution is an "extreme remedy" with "drastic consequences") (citations and quotations omitted)). Judge Motz saw this possibility as yet another reason why First Financial's argument was out of harmony with the overall structure of the MGCL, App. 427-28, and refused to read the MGCL in a manner that might lead to such draconian action. So should this Court.

     D.	The Practical Effect Of First Financial's Argument
Substantially Impairs Corporate Democracy.

The law of Maryland and other states makes clear that a stockholder's right to vote for the board of directors is not only a "valuable and vested property right" but one of the "most important rights incident to stock ownership." Smith v. Koerber, 352 F. Supp. 591, 595 (D. Md. 1972), aff'd, 479 F.2d 1043 (4th Cir. 1973) (per
curiam); Dynamics Corp. of America v. CTS Corp., 643 F. Supp. 215, 219 (N.D. Ill. 1986); Blasius Indus. Inc. v. Atlas Corp., 564 A.2d 651, 659 (Del. Ch. 1988) ("The stockholders' franchise is the ideological underpinning upon which the legitimacy of directorial power rests.").
 First Financial's argument is directly contrary to these notions of corporate democracy.

Under First Financial's reasoning, at any shareholders' meeting where less than 100 percent of all shares outstanding are present - which effectively means every shareholders' meeting - no director will be elected unless he or she receives some super-majority greater than 50 percent of the votes cast at the meeting. For example, if 80 percent of the eligible shares are present, victory will require 62.6 percent of the votes cast at the meeting (50.1/80). Or if a mere quorum (50.1 percent) is present, victory will require 100 percent of the votes cast in order to be elected (50.1/50.1). Indeed, under First Financial's Challenged By-law, if the incumbent directors had received zero votes, they would still retain their seats under the "holdover" rule even if the challengers received 99% of the votes cast, but less than 50% of the votes outstanding. Such a by-law cannot stand.

Although Judge Motz did not rely on the possibility of director entrenchment in reaching his holding, he noted that it was an important policy consideration. App. 427-28. First Financial tries to re-characterize this issue as one of a director's fiduciary duty to the company, see FF Brief at 27-28, but re-characterization does not change the point. As already noted, the ability of shareholders to elect directors is "[o]utstanding among the democratic processes concerning corporate elections...."  Standard Power, 51 A.2d at 576.
The election of directors is fundamental to corporate democracy. Moreover, the shareholders' ability to change directors relatively easily is one of the reasons that super-majority requirements for other corporate action is allowed - if the shareholders are dissatisfied with the direction the corporation is taking, they can always vote in new directors by majority (or plurality) vote. Accordingly, it is not surprising that the public policy in Maryland is that any increase in the number of votes necessary to elect a director above a majority cast at an election must be placed in the corporate charter. See Md. Code Ann., Corps. & Ass'ns. Section 2-104(b)(4). These are fundamental corporate governance matters, and mere satisfaction of the law governing a director's duty to the corporation does not permit them to protect themselves from the will of the majority.

II.	The Challenged By-Law Violates Section 16(A) Of The Investment
Company Act.

Even though this case can be decided entirely on Maryland law, the Challenged By-law is also invalid under Section 16(a) of the Investment Company Act ("ICA"). 15 U.S.C. Section 80a-16(a). That Section provides, in pertinent part, that: "No person shall serve as a director . unless elected to that office by the holders of the outstanding voting securities of such company, at an annual or a special meeting.."

Indeed, Judge Motz ruled at the preliminary injunction hearing that First Financial's reliance on the Challenged By-law to keep the unelected, holdover directors is invalid under Section 16(a). App. 407-08. Although Judge Motz ultimately did not reach the Investment Company Act question in his final Opinion, First Financial's violation of the Act is an independent grounds for affirming Judge Motz's decision. Footnote 8. First Financial claims that no right of private action exists under Section 16(a) and, further, that the section does not evince a federal policy contrary to the Challenged By-law. FF Brief at 30-33. First Financial is wrong on both counts.

     A.	A Private Right Of Action Exists To Enforce Section 16(A)
Of The Investment Company Act.

This Court has previously found that a private right of action exists under the ICA. Brown v. Eastern States Corp., 181 F.2d 26, 28 (4th Cir. 1950). There, the Court noted that the complaint in the action "unquestionably asserted that rights of plaintiff under federal statutes had been invaded." Id. The opinion makes clear that the court viewed the lawsuit as properly brought to enforce private rights under the ICA.

A private right of action to enforce Section 16(a) is express in the plain language of the ICA. The text and structure of a statute is the starting point in determining whether a private cause of action exists under a statutory provision. Alexander v. Sandoval, 532 U.S. 275, 287 (2001). Where the text of a statute evinces Congressional intent to afford private plaintiffs both a right of action and a remedy, a private right of action will be recognized. Id. at 286. Indeed, where a statutory provision focuses on the person protected by the provision, a private right of action may even be implied. Id. at 289.

The statute here specifically recognizes that a cause of action to enforce its provisions exists. Section 43 of the statute explicitly vests in federal district courts jurisdiction over "all suits in equity and actions at law brought to enforce any liability or duty created by, or to enjoin any violation of, this subchapter." 15 U.S.C. Section 80a-43 (emphasis added). Thus, if a company subject to the Act violates one of its provisions, an injunction action can be brought to enforce adherence to the provision. This, of course, includes an injunction to enforce adherence to the provisions of
Section 16(a).

In addition to the text of Section 43, the legislative history confirms the conclusion that a private right of action exists under
Section 16(a). Indeed, the Third Circuit has described ICA legislative history as "disclos[ing] congressional enthusiasm for private enforcement." Bancroft Convertible Fund, Inc. v. Zico Inv. Holdings, Inc., 825 F.2d 731, 733-36 (3d Cir. 1987). And the
congressional mandate could not be clearer:

The Committee wishes to make plain that it expects the courts to imply private rights of action under this legislation, where the plaintiff falls within the class of persons protected by the statutory provision in question.

See id. (quoting H.R. Rep. No. 1341, 96th Cong., 2d Sess. 28-29
(1980), reprinted in 1980 U.S. Code Cong. & Admin. News 4810-11)) (emphasis added). Congress made this statement to ensure that Supreme Court decisions strictly construing statutory language to determine congressional intent did not stop courts from finding private causes of action under the ICA. See id. Accordingly, courts have continued to find private rights of action under the ICA. See, e.g., Lessler v. Little, 857 F.2d 866, 870-74 (1st Cir. 1988); In re ML-Lee Acquisition Fund II, L.P., 848 F. Supp. 527, 538-39 (D. Del. 1994).

Section 43 affords shareholders a private right of action to enforce the provisions of Section 16(a). As noted above, this Court has previously found that private rights of action exist under the ICA, and First Financial has not demonstrated any basis to depart from that ruling. As a shareholder, Badlands is directly within the class of persons protected by Section 16(a), and the statute explicitly affords Badlands an injunctive remedy to protect its voting rights under the statute. First Financial's argument otherwise is without foundation.

     B.	Section 16(A) Evinces A Federal Policy Contrary To The
Challenged By-Law.

          1.	THE PLAIN LANGUAGE OF THE STATUTE.

Because First Financial is a registered investment company under the ICA, it must comply with the rules and regulations of the ICA, including Section 16(a). Section 16(a) of the ICA states in relevant part as follows:

(a) Election of directors. No person shall serve as a director of a registered investment company unless elected to that office by the holders of the outstanding voting securities of such company, at an annual or a special meeting duly called for that purpose..

Nothing herein shall, however, preclude a registered investment company from dividing its directors into classes if its charter [or] by-laws . so provides and prescribes the tenure of the office of the several classes: Provided, That no class shall be elected for a shorter period than one year or for a longer period than five years and the term of office of at least one class shall expire each year.

15 U.S.C. Section 80a-16(a) (emphasis added).

Section 16(a) has been described as the "very essence of the Act." Prudential Ins. Co. of Am., 41 S.E.C. 335, 350 (Jan. 22, 1963),
aff'd sub nom., Prudential Ins. Co. of Am. v. S.E.C., 326 F.2d 383 (3d Cir. 1964). Section 16(a) was enacted to protect the shareholders' right to elect the board of directors by preventing board members from transferring or retaining control without the approval of the shareholders. State Bank & Mortgage Co., 1972 SEC No-Act LEXIS 3322 (Aug. 7, 1972); The Fundpack, Inc., 1979 SEC LEXIS 604, at *5 (Oct. 2,
1979) ("Section 16(a) of the Act in part provides that except for filling of certain vacancies on a board of directors, no person can serve as a director of an investment company unless elected by shareholders); see also 1 Thomas P. Lemke, et al., REGULATION OF INVESTMENT COMPANIES Section 6.03[2] (2000).

The language of Section 16(a) governs.  Starting at the end,
Section 16 states that when the directors are divided into classes, the term of one such class "shall expire" each year. The terms of Messrs. LaBlanc and Dorsey "expire[d]" this year, on August 12. Returning to the beginning of Section 16(a), the statute provides that "[n]o person shall serve as a director . unless elected . at an annual meeting.." Messrs. LaBlanc and Dorsey were not elected and thus "shall [not] serve."

2.  MARYLAND'S CORPORATE LAW DOES NOT AUTHORIZE WHAT
SECTION 16(A) FORBIDS.

Despite the fact that Badland's nominees for the expired director seats received approximately 60 percent of the votes at the annual shareholders meeting and the incumbent directors received approximately 40 percent of the votes, First Financial has declared that no directors were elected at the meeting. In refusing to give effect to the overwhelming shareholder vote, First Financial relies on an interpretation of Maryland law that allegedly validates the Challenged By-law.

First Financial does not have the power to subvert the requirements of Section 16(a). "State law and corporate by-laws could not, of course, authorize procedures directly contrary to the specific provisions of Section 16(a) with respect to the election of directors of registered investment companies under the Act." Securities Corp. Gen., 40 S.E.C. 427, 431 n.9 (Dec. 23, 1960). See also Burks v.
Lasker, 441 U.S. 471, 479 (1979) (Investment Company Act would displace state law where "state laws permit action prohibited by the Acts"). First Financial's argument that the Challenged By-law is valid under Maryland law, and that the expired term directors continue to serve is expressly prohibited by Section 16(a).

First Financial's argument that the ICA is silent on directors holding over, and thus permits Messrs. Dorsey and LaBlanc to continue as directors, both ignores the language of Section 16(a) and is irrelevant to the issue of shareholder election of directors in investment companies. Section 16(a) speaks directly to the subject: those who are not elected "shall [not] serve."

The analysis does not begin with the holdover provision of MGCL
Section 2-405, as First Financial argues, but with state law provisions governing the election of directors, namely Sections 2-506(a)(2) and 2-404(d). The ICA is explicit that the directors of an investment company must be "elected," and these provisions of the MGCL cannot be construed in a way that results in a violation of the express language of the ICA.

Moreover, by allowing the incumbent directors to retain control, First Financial has violated that portion of Section 16(a) requiring "that no class shall be elected for a shorter period than one year or for a longer period than five years and the term of office of at least one class shall expire each year." By permitting Messrs. LaBlanc and Dorsey to remain in office, First Financial is allowing their terms of office to continue without expiration in violation of Section 16(a). First Financial's actions are contrary to the plain language of
Section 16(a) and the clear purpose of the law - to ensure that the owners of investment companies have the power to select management. The Trust Fund Sponsored By the Scholarship Club Inc., 43 S.E.C. 917, 924 (Oct. 25, 1968).

Even without reference to the MGCL, it is patent that First Financial's conduct is in violation of the Investment Company Act. The Act requires that directors be elected at annual or special meetings, especially when the directors are divided into classes. Here, First Financial management is attempting to retain control by declaring that no directors' election occurred and that, therefore, the incumbents continue in office under the holdover provision of Maryland law. That scheme, however, is flatly prohibited by the ICA.

III.	Conclusion

The Challenged By-law violates Maryland's General Rule of majority voting. It seeks to perpetuate the "bizarre occurrence" that the Maryland General Assembly thought it had "essentially eliminate[d]" when it enacted MGCL Section 2-404(d).
First Financial has also violated the express provisions of
Section 16(a) of the Investment Company Act, a violation this Court is authorized to redress under Section 43 of the Act.
We ask the Court to "give true vitality to the concept of corporate democracy," Roosevelt v. E. I. Du Pont de Nemours & Co., 958 F.2d 416, 421 (D.C. Cir. 1992), by affirming the decision of Judge Motz and upholding the will of the shareholders of First Financial.

Respectfully submitted,

/s/ James H. Hulme

James H. Hulme
Donald B. Mitchell, Jr.
J. Marcus Meeks
ARENT FOX KINTNER PLOTKIN & KAHN, PLLC
1050 Connecticut Avenue, N.W.
Washington, D.C.  20036-5339
Telephone:  (202) 857-6144
Counsel for Plaintiff-Appellee, Badlands
Trust Company

FOOOTNOTES:

1. Citations to the Joint Appendix appear as "App. __."

2. There were 339,382 votes "withheld" and some 118,737 other votes which were defective or unresolved; these votes do not count as "votes cast." App. 227 at Paragraph 40, 246-47.

3. Judge Motz is no stranger to the very sections of the Maryland corporate law at issue. In past cases, he has demonstrated a cogent understanding of Maryland corporation law - a law that he has been working with for at least ten years on the bench. See, e.g., Larkin v. Baltimore Bancorp, 769 F. Supp. 919 (D. Md. 1991) (Motz, J.), aff'd mem., 1991 U.S. App. LEXIS 27041 (4th Cir. 1991) (unpublished), reported at 948 F.2d 1281 (table); Dickson v. Morrison, 18 F. Supp. 2d 559 (D. Md.
1998) (Motz, C.J.), aff'd, 1999 U.S. App. Lexis 17795 (4th Cir. 1999)
(unpublished), reported at 187 F.3d 629 (table).

4. An example helps to highlight how the Challenged By-law is a super-majority requirement. Corporation X has issued and outstanding 100 shares of common stock, each of which is entitled to cast one vote. The corporation holds a shareholders meeting to elect one new director from among two candidates. If 55 shares appeared at the meeting (thus satisfying the quorum requirement) a candidate would need votes from 28 of the 55 shares (i.e., 51 percent of the votes cast, also referred to as a "simple majority") to be elected under the General Rule of Section 2-506(a)(2). On the other hand, if the Challenged By-law were to govern the election, a candidate would need votes from 51 of the corporation's 100 shares in order to be elected. This ratio (51/55) equals 93 percent of the votes cast. In the First Financial election at issue in this case, where 80% of the eligible votes were cast, election under the Challenged By-law would require 51/80, or about 64% of the votes cast, to be elected. Indeed, in any election in which less than 100% of the shareholders were present and voting, the Challenged By-law would, as a matter of mathematics, constitute a requirement of a super-majority of those voting. Since it is rare in closed end fund elections that as many as 80% of the outstanding shares vote, as a practical matter, the Challenged By-law will always constitute a super-majority provision.

5. First Financial falsely states that Judge Motz determined that the General Assembly had found the "majority of votes cast requirement" of
Section 2-506(a)(2) to be "unworkable in many contexts." FF Brief at 21-22 (emphasis added). Judge Motz did not make such a ruling, and, indeed, First Financial does not cite to any portion of Judge Motz's opinion to support this assertion. In fact, Judge Motz found that only one problem under Section 2-506(a)(2) led the General Assembly to pass Section 2-404(d) - the election of no director where more than two candidates sought election to a director position and none received more than a majority of votes cast. App. 426.
This is the only context in which the Maryland General Assembly found the majority of votes cast standard of Section 2- 506(a)(2) "unworkable." See id. ("in the years following enactment [of Section 2-506(a)(2)] a problem arose which the General Assembly addressed in 1981 by enacting Section 2-404(d).").

6. "Provide" means "to arrange for or stipulate beforehand, as by a provision or proviso." WEBSTER'S UNABRIDGED DICTIONARY, law def (4), at 1557 (2d ed. Random House 1997). "Provided by law" means "prescribed or provided by some statute." BLACK'S LAW DICTIONARY 1224 (6th ed. 1990).
As noted by Judge Motz, at least eight other sections of the MGCL "provide" for a shareholder vote greater than a majority of votes cast at a meeting.
 App. 430 (citing MGCL SectionSection 2-306(b)(4), 2-309(b)(5)(ii), 2-604(e),
3-105(e), 3-403(d), 3-501(d). 3-602(b), and 3-702(a)).  Each of those sections provides the greater voting standard itself - with specificity - and establishes it as the voting standard for the action being taken. Not one of them simply permits the greater voting standard to be contained in the by-laws.

7. "Permit" means "to allow to do something."  Webster's, supra, at 1443.
Section 2-404(d) may allow for a departure from the plurality voting standard to appear in the charter or by-laws. It does not, however, "provide" such a standard.

8. This Court may affirm a lower court ruling on any legal and factual basis fairly presented in the district court. Adventure Communs. Inc. v. Ky. Registry of Election Fin., 191 F.3d 429, 439 (4th Cir. 1999).